                                                                   EXHIBIT 99.01

                                  [WIPRO LOGO]

FOR IMMEDIATE RELEASE
                                                 CONTACT:      SRIDHAR RAMASUBBU
                                                                   Wipro Limited
                                                                    650-316-3537

             Results for the Year Ended March 31, 2003 under US GAAP

WIPRO RECORDS 28% GROWTH IN REVENUE AND NET INCOME OF RS. 8.1 BILLION, 3%
DECLINE

Bangalore, India and Mountain View, California - April 17, 2003-- Wipro Limited (NYSE:WIT) today announced financial results under US GAAP for its fiscal year ended March 31, 2003.

HIGHLIGHTS:

RESULTS FOR THE YEAR ENDED MARCH 31, 2003

         - Net Income for the year ended March 31, 2003 was Rs. 8.1 billion ($ 170 million) representing a decrease of 3% over last year. This was primarily on account of share of losses in affiliate Wipro GE Medical Systems Limited.

         - Global IT Services segment Revenue(1) increased 27% for the year ended March 31, 2003, at Rs. 28.2 billion ($ 594 million).

         - Global IT Services segment EBIT grows 7%. Operating Margin declined by 6% to 28%. Investments in sales and marketing and lower price realization contributed to decline in Operating Margin.

         - 64% of total Revenue for the year ended March 31, 2003 came from North America, 30% from Europe and 6% from Japan.

         - Rs. 7.6 billion ($161 million) cash generated from operations for the year ended March 31,2003.

         - Consistent with prior years, the Board of Directors has recommended a cash dividend of Rs. 1 (2 cent) per share subject to shareholder approval in the Annual General Meeting scheduled in July 2003.

RESULTS FOR THE QUARTER ENDED MARCH 31, 2003

         - Global IT Services Revenue(1) increased to Rs.7.8 billion ($165 million) from Rs. 5.6 billion in the corresponding period last year.

         - Global IT Services volume increased 5.6% over the quarter ended December 31,2002; Offshore pricing decreased by 2.3% and Onsite pricing increased marginally by 0.8% over the quarter ended December 31,2002.

         - Global IT Services added 44 new customers during the quarter, including 16 customers transitioned consequent to integration of Global Energy Practice of AMS Inc.

         - Wipro Spectramind recorded Revenue of Rs. 664 million ($ 14 million) and PBIT of Rs. 115 million ($2.4 million), which is 17% of Revenue.

ACQUISITIONS:

         - Wipro's Consumer Care & Lighting group entered into definitive agreement with Hindustan Lever Limited for the acquisition of Glucovita brand. The transaction is expected to be completed in the quarter ending June 2003.

-----------------------------
(1) Global IT Revenues were Rs. 28.4 billion and Rs. 7.9 billion for the year and quarter ended March 31, 2003, respectively, under Indian GAAP. The difference of Rs. 0.2 billion ($ 4 million) and Rs. 0.1 billion ($2 million) for the year and quarter ended March 31, 2003, respectively is attributable to different Revenue recognition standards under Indian GAAP and USGAAP.

         OUTLOOK FOR THE QUARTER ENDING JUNE 30, 2003:

Azim Premji, Chairman of Wipro commenting on the results said "2002-03 was a year of bold initiatives. We successfully integrated and grew three acquisitions
- Spectramind, Global Energy Practice of AMS Inc. and R&D labs of Ericsson. We will look for opportunities to create sustainable competitive advantage through future acquisitions. Looking ahead, for the quarter ended June 2003, we expect our Revenue from Wipro Technologies(2) and Wipro Spectramind to be approximately $172 million and $16 million respectively."

Vivek Paul, Vice Chairman, said "Our strategic initiatives enabled us to close this financial year with the highest ever growth in billed man-months. This quarter we integrated the team acquired from AMS with complete continuity of customers and employees, and some quick wins on cross selling. We saw sustained revenue growth in each of our IT, R&D and BPO businesses. Margins expanded in the BPO business, but came under pressure in IT services as we absorbed acquisition costs and pricing pressures, along with a rising rupee."

Suresh Senapaty, Corporate Executive Vice President - Finance said "Our profits for the year in Wipro Limited were lower by Rs. 371 m ($8 m) on account of our share of losses in Wipro GE Medical Systems Limited, our joint venture in medical systems business. We are working with our JV partner to bring that business back to its track record of consistent profitability."

He added, "For the quarter, PBIT to Revenue in Wipro Technologies was lower at 24%. Wipro Technologies results for the quarter includes Revenue of Rs. 228 m ($5 m) and loss of Rs. 83 m ($2 m) in our Energy & Utilities consulting division acquired from AMS Inc. This contributed to 2% drop in PBIT Margin as compared to the previous quarter. The losses were primarily due to provision for integration bonus and amortization of intangibles."

WIPRO LIMITED:

Total Revenues for the year ended March 31, 2003, were Rs. 42.8 billion ($902 million), representing a 28% increase over the corresponding period in the last year. Income from continuing operations for the year ended March 31, 2003 was Rs. 8.48 billion ($178million), representing an increase of 1% over income from continuing operations for the same period last year. Earnings Per Share from continuing operations were Rs. 36.66 ($0.77) for the year ended March 31, 2003, representing an increase of 1% over the Earnings Per Share of Rs. 36.39 for the corresponding period last year. Net Income for the year ended March 31, 2003, net of the charge related to the discontinuation of our Corporate Internet Services division was Rs.8.1 billion ($170 million).

Total Revenue for the quarter ended March 31, 2003, was Rs. 12.3 billion ($258 million), representing a 36% increase over the corresponding period in the last year. Net Income at Rs. 2.1 billion ($ 44 million), representing a 1% decline over Net Income for the same period last year. Earnings Per Share from continuing operations was Rs. 8.94 ($0.19) for the quarter ended March 31, 2003, representing a 3% decline over the Earnings Per Share of Rs. 9.26 for the corresponding period last year.

GLOBAL IT SERVICES (67% OF REVENUES AND 85% OF OPERATING INCOME FOR YEAR ENDED MARCH 31, 2003)

Wipro's Global IT Services business segment recorded Revenue of Rs. 28.6 billion ($601million) for the year ended March 31, 2003, representing an increase of 27% over the same period last year. EBIT was Rs. 8.1 billion ($170 million) for the year ended March 31, 2003, representing an increase of 7% over EBIT for the corresponding period last year.

---------------------------
(2) Includes Revenues from pertaining to IT Services businesses of Wipro HealthScience which will be consolidated under Wipro Technologies business segment effective quarter ending June 30, 2003.

Operating Margin to Revenue for the year ended March 31, 2003 was 28%. This represents a decline of 6% from the year ended March 31, 2002. For the year ended March 31, 2003, an increase in IT professional utilization of 6% was offset by a decrease in price realizations of 6.7% for Offshore projects and 5.7% for Onsite projects, as compared to the year ended March 31, 2002.

For the year ended March 31, 2003, the R&D Services business unit, consisting of the Embedded Systems & Internet Access Devices practice (16% of Revenue), the Telecom & Inter-networking practice (16% of Revenue) and the Telecom & Internet Service Providers practice (6% of Revenue), contributed 38% of Global IT Services Revenue, representing a decline of 12% in composition from the previous year. The Enterprise Solutions unit contributed 62% of Global IT Services Revenue. The Technology Infrastructure horizontal contributed 8% of Global IT Services Revenue across R&D and Enterprise solutions. The proportion of Global IT Services Revenues from North America increased from 57% for the year ended March 31, 2002, to 64% for the year ended March 31, 2003. Accordingly, the proportion of Global IT Services Revenue from Europe declined to 30% from 36% for the corresponding periods. Japan contributed 6% for the year ended March 31, 2003.

Our largest customer, top 5 and top 10 customers accounted for 8%, 24% and 38%, respectively, of our Global IT Services Revenue for the year ended March 31, 2003, as compared to 7%, 29% and 42% of our Global IT Services Revenue for the year ended March 31, 2002. 120 new clients added in the year ended March 31, 2003 contributed 9% of Revenue for the year ended March 31, 2003.

Customers with an annual Revenue run rate of $1 million and above increased to 95 in the year ended March 31, 2003, up from 81 in the year ended March 31, 2002. Customers with an annual Revenue run rate of $5 million and above increased to 27 in the year ended March 31, 2003, up from 23 in the year ended March 31, 2002.

Offshore Revenue for the year was 46% of services Revenue, compared to 48% for the year ended March 31, 2002. Fixed Price projects were at 35% of the Revenue for the year, up from 27% for the year ended March 31, 2002.

We had 13,474 employees as of March 31, 2003, which represents an increase of 3,848 employees from March 31, 2002.

IT ENABLED SERVICES (4% OF REVENUE AND 3% OF OPERATING INCOME FOR YEAR ENDED MARCH 31, 2003)

In its first year of operations, Wipro's IT Enabled Services business segment (Wipro Spectramind) recorded Revenue of Rs. 1.6 billion ($34 million) for the year ended March 31, 2003. EBIT for the year ended March 31, 2003 was Rs. 247 million ($5 million). EBIT includes acquisition related charges of Rs. 135 million ($3 million) from the amortization of intangibles. EBIT margin for the year ended March 31, 2003 at 15%.

During the quarter, Wipro Spectramind signed Letter of Intent with 3 new customers. The total number of active customers during the period was 15. The total number of employees was 5,106 as on March 31, 2003.

INDIA AND ASIA PAC IT SERVICES AND PRODUCTS (19% OF REVENUE AND 6% OF OPERATING INCOME FOR YEAR ENDED MARCH 31, 2003)

Wipro's India and Asia Pac Services and Products business segment (Wipro Infotech) recorded Revenue of Rs. 8 billion ($169 million) for the year ended March 31, 2003, representing an increase of 16% over the year ended March 31, 2002. For the year ended March 31, 2003, services contributed 28% of total Revenue with Gross Margin of 47% as compared to the same Revenue percentage with a Gross Margin of 39% for the year ended March 31, 2002. This compares with EBIT for the year ended March 31, 2003, which was Rs.539 million ($11 million), representing a decrease of 7% over the year ended March 31, 2002. This decrease was primarily attributable to a reduction in gross margin on products and services compared to the year ended March 31, 2002.

Operating Margin for the year ended March 31, 2003 at 7%, represented a decline of 1% compared to the year ended March 31, 2002. Return on Capital Employed was 52% for the year ended March 31, 2003, compared to 55% for the year ended March 31, 2002.

CONSUMER CARE & LIGHTING (7% OF REVENUE AND 4% OF OPERATING INCOME FOR YEAR ENDED MARCH 31, 2003)

Wipro's Consumer Care & Lighting business segment recorded Revenue of Rs. 2.9 billion ($62 million) for the year ended March 31, 2003, the same as for the year ended March 31, 2002. EBIT was Rs. 422 million ($9 million) for the year ended March 31, 2003, representing a 5% increase over EBIT of Rs. 404 million for the year ended March 31, 2002. Return on Capital Employed was 59% for the year ended March 31, 2003, compared to 51% for the year ended March 31, 2002.

Wipro Consumer Care and Lighting business entered into a definitive agreement with Hindustan Lever Limited for the acquisition of Glucovita, a glucose based energy drink brand. The agreement provides Wipro with the exclusive right to manufacture and market Glucovita in India and Nepal. This acquisition is part of the strategy to leverage Wipro Consumer Care & Lighting's distribution network to address newer market segments.

WIPRO HEALTHCARE AND LIFE SCIENCE (2% OF REVENUE FOR YEAR ENDED MARCH 31, 2003)

Wipro Healthcare and Life Science business segment (Wipro HealthScience) recorded Revenue of Rs.900 million ($19 million) for the year ended March 31, 2003. Loss for the same period was Rs. 4 million ($ 0.1 million).

Effective quarter ending June 30, 2003, results pertaining to IT Services businesses of Wipro HealthScience will be consolidated under Wipro Technologies business segment.

WIPRO LIMITED RESULTS FOR THE YEAR ENDED MARCH 31, 2003, COMPUTED UNDER THE INDIAN GAAP AND CONDENSED FINANCIAL STATEMENTS AS PER US GAAP ARE AVAILABLE IN THE INVESTOR RELATIONS SECTION OF OUR WEBSITE AT www.wipro.com.

INVESTOR CONFERENCE CALL

Wipro will hold conference calls today at 11:45 AM Indian Standard Time (2:15 AM Eastern Time) and at 6:45 PM Indian Standard Time (9:15 AM Eastern) to discuss the company's performance for the quarter and year ended March31, 2003 and answer questions sent to email ID: Sridhar.ramasubbu@wipro.com. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of the company website at www.wipro.com shortly after the live broadcast.

ABOUT WIPRO LIMITED

Wipro provides comprehensive IT solutions and services, including systems integration, information systems outsourcing, IT enabled services, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first P CMM Level 5 and SEI CMM Level 5 certified IT Services company globally.

In the Indian market, Wipro is a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. In the Asia Pacific and Middle East markets, Wipro provides IT solutions and services for global corporations. Wipro also has profitable presence in niche market segments of consumer products and lighting.

Wipro's ADSs are listed on the New York Stock Exchange, and its equity shares are listed in India on the Stock Exchange - Mumbai, and the National Stock Exchange, among others.

For more information, please visit our websites at www.wipro.com, www.wipro.co.in and www.wiprocorproate.com.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

Certain statements in this release concerning our future growth prospects and our ability to successfully complete and integrate potential acquisitions are forward looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding our ability to integrate and manage acquired IT professionals, our ability to integrate acquired assets in a cost effective and timely manner, fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, , liability for damages on our service contracts, the success of the companies in which Wipro has made strategic investments, withdrawal of fiscal governmental incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Wipro may, from time to time, make additional written and oral forward looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. Wipro does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the company.

# # #

(tables to follow)

                                  WIPRO LIMITED
                        CONSOLIDATED STATEMENTS OF INCOME
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                        THREE MONTHS ENDED MARCH 31                Year Ended March 31
                                                      ---------------------------------------------------------------------------
                                                        2002        2003        2003         2002         2003           2003

                                                                             Convenience                              Convenience
                                                                             translation                              translation
                                                                               into US$                                 into US$
Revenues :
   Global IT Services and Products
      Services .......................                Rs. 5,499   RS. 7,844    $    165    Rs. 21,279   RS. 28,170      $   593
      Products .......................                       55           -           -           955           80            2
   IT Enabled Services ...............                        -         664          14             -        1,614           34
   India and AsiaPac IT Services and Products
      Services .......................                      534         655          14         1,913        2,240           47
      Products .......................                    1,833       1,759          37         5,037        5,801          122
   Consumer Care and Lighting ........                      733         767          16         2,939        2,942           62
   Healthcare and Life Sciences.......
      Services .......................                       93         137           3           274          456           10
      Products .......................                       61         105           2           356          450            9
   Others.............................                      238         345           7           720        1,096           23
                                                      ---------------------------------------------------------------------------
            Total.....................                    9,046      12,276         258        33,473       42,850          902
                                                      ---------------------------------------------------------------------------
Cost of Revenues:
   Global IT Services and Products
      Services .......................                    2,859       4,613          97        11,297       16,437          346
      Products .......................                       65           1           -           891           78            2
   IT Enabled Services ...............                        -         381           8             -          975           21
   India and AsiaPac IT Services and Products
      Services .......................                      256         367           8         1,160        1,187           25
      Products .......................                     1645       1,470          31         4,268        5,100          107
   Consumer Care and Lighting.........                      449         519          11         1,999        2,008           42
   Healthcare and Life Sciences.......
      Services .......................                       41          77           2           151          247            5
      Products .......................                       58          86           2           257          346            7
   Others.............................                      220         244           5           638          799           17
                                                      ---------------------------------------------------------------------------
            Total                                         5,593       7,759         163        20,661       27,177          572
                                                      ---------------------------------------------------------------------------
Gross profit .........................                    3,453       4,517          95        12,812       15,673          330
Operating expenses :
                                                      ---------------------------------------------------------------------------
   Selling, general, and administrative exp..            (1,247)     (1,797)        (38)       (4,359)      (6,193)        (130)
   Research and development expenses...                    (104)       (141)         (3)         (213)        (260)          (5)
   Amortization of goodwill .........                       (45)          -           -          (175)           -            -
   Amortization of intangible assets......                    -         (71)         (1)            -         (166)          (3)
   Foreign exchange gains, net ......                        46         (15)          -           219          307            6
   Others, net ......................                       142          44           1           158          126            3
                                                      ---------------------------------------------------------------------------
Operating Income......................                    2,245       2,538          53         8,442        9,486          200
                                                      ---------------------------------------------------------------------------
Other income, net ....................                      212          92           2           839          718           15
Income taxes..........................                     (325)       (466)        (10)       (1,016)      (1,342)         (28)
                                                      ---------------------------------------------------------------------------
   Income before share of equity in earnings /
    (losses) of affiliates, and minority interest         2,132       2,165          46         8,265        8,862          186
Equity in earnings / (losses) of affiliates.....              8         (97)         (2)          147         (355)          (7)
Minority interest ....................                        -           -           -             -          (30)          (1)
                                                      ---------------------------------------------------------------------------
Income from continuing operations .......                 2,140       2,068          44         8,412        8,477          178
Discontinued operations:
  Loss from operations of discontinued
   corporate Internet services division
   ( including loss on disposal of Rs. 246 for
   the year ended March 31, 2003)                           (39)         27           1          (127)        (537)         (11)
   Income tax benefit ...............                        14          (1)          -            45          159            3
                                                      ---------------------------------------------------------------------------
      Net income .................                    Rs. 2,115   RS. 2,095    $     44    Rs.  8,330   RS.  8,099      $   170
                                                      ===========================================================================
Earnings per equity share: Basic
     Continuing Operations............                     9.26        8.94        0.19         36.39        36.66         0.77
     Discontinued operations.........                     (0.11)       0.12           -         (0.35)       (1.63)       (0.03)
      Net income...................                        9.15        9.06        0.19         36.04        35.03         0.74
Earnings per equity share: Diluted
     Continuing operations..........                       9.23        8.93        0.19         36.33        36.60         0.77
     Discontinued Operations..........                    (0.11)       0.12           -         (0.35)       (1.63)       (0.03)
      Net Income...................                        9.12        9.04        0.19         35.98        34.97         0.74
=================================================================================================================================

ADDITIONAL INFORMATION
Operating Income
------------------------------
Global IT Services  & Products                        Rs. 1,806   RS. 1,905    $     40    Rs.  7,578   RS.  8,090      $   170
IT Enabled Services                                           -         115           2             -          247            5
India & AsiaPac IT Services & Products                      270         276           6           578          539           11
Consumer Care & Lighting                                    103         101           2           404          422            9
Healthcare & Life Sciences                                   (3)         24           1            47          (4)            -
Others                                                       16          89           2            25          204            4
Reconciling Item                                             54          27           1          (190)         (12)           -
                                                      -------------------------------------------------------------------------
Total                                                 Rs. 2,247   RS. 2,538    $     54    Rs.  8,442   RS.  9,486      $   200
                                                      =========================================================================

                                 WIPRO LIMITED
                           CONSOLIDATED BALANCE SHEETS
          (IN MILLIONS, EXCEPT SHARE DATA AND UNLESS STATED OTHERWISE)

                                                                           ------------------------------------------
                                                                                          AS OF MARCH 31,
                                                                           ------------------------------------------
                                                                               2002         2003              2003
                                                                           ------------------------------------------
                                                                                                          Convenience
                                                                                                          translation
                                                                                                            into US$

                          ASSETS
Current assets:
   Cash and cash equivalents ...........................................   Rs   7,377    RS. 14,096       $     297
   Accounts receivable, net of allowances ..............................        5,981         7,930             167
   Costs and earnings in excess of billings on contracts
    in progress ........................................................        1,010         1,379              29
   Inventories .........................................................        1,402         1,449              30
   Investment securities ...............................................        5,043           527              11
   Deferred income taxes ...............................................          150           215               5
   Property, plant and equipment held for sale .........................            -            13               -
   Other current assets ................................................        3,481         2,536              53

                                                                           ----------------------------------------
      Total current assets .............................................       24,444        28,147             592
                                                                           ----------------------------------------
   Investment securities ...............................................          451             -               -
   Property, plant and equipment, net...................................        6,262         7,310             154
   Investments in affiliates............................................          898           534              11
   Deferred income taxes ...............................................          179            65               1
   Intangible assets, net ..............................................            -           450               9
   Goodwill ............................................................          656         5,187             109
   Other assets ........................................................          748         1,088              23
                                                                           ----------------------------------------
      Total assets .....................................................   Rs  33,639    Rs. 42,781       $     900
                                                                           ========================================
                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Borrowings from banks ..............................................   Rs.    182    Rs.    509       $      11
    Current portion of long term debt...................................           79            86               2
    Accounts Payable....................................................        2,239         2,236              47
    Accrued expenses....................................................        1,249         2,221              47
    Advances from customers.............................................        1,121           897              19
    Other current liabilities...........................................          780           795              17
                                                                           ----------------------------------------
      Total current liabilities ........................................        5,650         6,744             142
                                                                           ----------------------------------------
    Long-term debt, excluding current portion ..........................           30            10               -
    Other liabilities ..................................................          502           596              13
                                                                           ----------------------------------------
      Total liabilities ................................................        6,182         7,349             155
                                                                           ----------------------------------------
   Minority interest....................................................
Stockholders' equity
 Equity shares at Rs. 2 par value: 375,000,000 shares authorized;
 Issued and outstanding: 232,465,689 and 232,563,992 shares as
 of March 31, 2002 and 2003 ............................................          465           465              10
Additional paid-in capital..............................................        6,817         6,947             146
Deferred stock compensation ............................................          (93)          (64)             (1)
Accumulated other comprehensive income .................................           52             -               -
Retained earnings ......................................................       20,216        28,083             591
Equity shares held by a controlled Trust: 1,321,335 and
 1,303,610 shares as of March 31, 2002 and 2003 ........................            *             *               *
                                                                           ----------------------------------------
          Total stockholders' equity ...................................       27,457        35,431             745
                                                                           ----------------------------------------
Total liabilities and stockholders' equity .............................   Rs. 33,639    Rs. 42,781       $     900
                                                                           ========================================
* Equity shares held by a controlled trust .............................   Rs. 75,000    Rs. 75,000       Rs.75,000